Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public Accounting Firm
(SEC I.D. No. 8-50140)

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50140

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Loop Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S Financial Pl. Suite 2700

(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Reynolds	312-913-4900	jim.reynolds@loopcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thonton LLP

(Name – if individual, state last, first, and middle name)

171 N. Clark Street Suite 200	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James Reynolds_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Loop Capital Markets LLC_____, as of __12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
WINONA JANE RANDOLPH
Notary Public. State of Illinois
Commission No. 991223
My Commission Expires May 23, 2028

Signature:

Title
Chairman & CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Board of Managers
Loop Capital Markets LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (a Delaware single member limited liability company) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2022.

New York, New York
February 27, 2026

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	8,175,532
Cash segregated in compliance for regulatory purposes		52,449
Deposit with broker-dealers and clearing organizations		5,120,000
Financial instruments owned, at fair value		12,092,434
Securities borrowed		226,152,806
Securities purchased under agreements to resell		5,965,364,001
Receivable from clearing brokers, net		31,310,374
Investment banking receivables		4,428,010
Fees, general and commissions receivable, net of allowance of $10,200,000		2,268,953
Due from affiliates		247,619
Private investments, at fair value		4,424,118
Operating lease right-of-use assets		8,553,009
Fixed assets, net		938,926
Other assets		2,443,328
Total assets	$	6,271,571,559

Liabilities and Member's Equity

Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	3,264,449
Securities sold under agreements to repurchase		6,153,345,749
Payable to clearing brokers, net		6,998,027
Due to affiliates		7,213
Operating lease liabilities		11,692,480
Compensation payable		18,643,048
Accounts payable, accrued expenses and other liabilities		7,530,005
Total liabilities		6,201,480,971
Member's equity		70,090,588
Total liabilities and member's equity	$	6,271,571,559

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Loop Capital Markets LLC (the Company), a Delaware single member limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) which serves as the Company's Designated Examining Authority. The Company was a member of the National Futures Association (NFA) and was registered with the Commodity Futures Trading Commission (CFTC) as an introducing futures broker. In July 2025, the Company exited the futures and options brokerage services with its withdrawal of membership from the NFA and revocation of registration with the CFTC, respectively. The Company is a netting member of the Government Securities Division (GSD) of the Fixed Income Clearing Corporation (FICC). The Company is a wholly-owned subsidiary of Loop Capital, LLC (the Parent).

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for federal, state and local income tax purposes. The Company's income is included in the tax returns of the Parent.

The Company engages in investment banking and financial advisory services for mergers and acquisitions, trading fixed income securities on a principal basis, equity brokerage, fixed income analytical services, equity research, and matched book activities using repurchase and reverse repurchase agreements collateralized by fixed income securities for institutional customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Cash

Cash consists of cash held on deposit with BMO Bank N.A., The Bank of New York Mellon and CIBC Bank USA.

Cash Segregated in Compliance for Regulatory Purposes

At December 31, 2025, $52,449 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. During the year ended December 31, 2025, the Company did not maintain possession or control of customer cash or securities.

Deposit with Broker-Dealers and Clearing Organizations

Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers and the FICC. As of December 31, 2025, the Company had deposits of $5,120,000.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and sold, not yet purchased, if any, consist of equity and debt securities. They are reported in the statement of financial condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Financial instruments sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Fair Value of Financial Instruments

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government and government agency securities, and most state, municipal and corporate obligations.

Level 3: Valuations are based on valuation techniques that reflect the Company's best estimate of fair value it believes market participants would use in pricing the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed transactions are carried at the amount of cash collateral advanced. As of December 31, 2025, all contracts were held on an overnight basis. Securities borrowed transactions require the Company to deposit cash with the lender of an amount generally in excess of the market value of securities borrowed. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral deposited or refunded as required. Securities borrowed fees represent interest (rebate) on the cash deposited as collateral on the securities borrowed. Interest on such contract amounts is accrued and is included on the statement of financial condition in securities borrowed.

The table below presents the remaining contractual maturity of securities borrowed at December 31, 2025.

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
	(In millions)				
Securities borrowed	$ 173	$ 53	$ -	$ -	$ 226

Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. The Company manages liquidity risks by sourcing funding from a diverse group of counterparties. These counterparties are principally REIT's, broker-dealers, hedge funds or other financial institutions. Any accrued interest receivable and accrued interest payable on outstanding reverse repo and repo transactions are included in Securities purchased under agreements to resell, or Securities sold under agreements to repurchase, accordingly, in the Statement of Financial Condition. In accordance with ASC Topic 860-30-2, the Company accounts for repo and reverse repo transactions as secured borrowings.

For securities purchased under agreements to resell carried at contract value, the Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

Receivable from and Payable to Clearing Brokers, net

Receivables and payables related to trades pending settlement are recorded and netted in receivables from clearing brokers, net in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements. At December 31, 2025, the Company had $31,310,374 due from its clearing broker, which consisted of cash, interest, dividends, fees earned on unsettled trades, and unrealized gain/loss on open exchange traded futures.

2. Summary of Significant Accounting Policies (continued)

Private Investments, at Fair Value

The Company's private investments include convertible notes and privately held equities. Private investments are accounted for at fair value, as required. As these financial instruments do not have readily determinable fair values, the valuation of private investments includes the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is transacted and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. See note 3 for further information about fair value of private investments.

Allowance for Expected Credit Losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments – Credit Losses (ASC 326). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company measures all financial receivables held at amortized cost for an allowance of credit losses in accordance with ASC 326, which comprise of securities borrowed, securities purchased under agreements to resell, fees and other receivables from non-related parties carried at amortized cost, including, but not limited to, receivable from clearing brokers, net, investment banking receivables, advisory fees, general receivables, and commissions receivable.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee, general and commission receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection in accordance with industry standards.

2. Summary of Significant Accounting Policies (continued)

Allowance for Expected Credit Losses (continued)

The Company's receivables from clearing brokers, net includes deposits of cash with exchange clearing organizations to meet amounts due from clearing organizations for daily futures variation settlements, receivables and payables for fees and commissions, and receivables arising from unsettled transactions. These receivables generally do not give rise to material credit risk, therefore any such allowance is de minimis to the statement of financial condition due to their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. The Company's accounts receivable related to investment banking are historically paid within 90 days after the transactions are closed. These fees are contractual in nature and take seniority in the order of how the funds are distributed. As of December 31, 2025, the Company has recorded an allowance due to estimated credit loss of $10,200,668.

For securities borrowed and securities purchased under agreements to resell, the Company applies a practical expedient to measure the allowance for credit losses based on the fair value of the securities borrowed and the securities purchased under agreements to resell. If the fair value of the securities borrowed or purchased falls below the carrying value or the amount of cash deposited as collateral, and the securities lender or seller is expected to refund the excess as needed, the Company will not recognize an allowance.

The following table shows a rollforward of the allowance for credit losses for the year ended December 31, 2025:

Balance, January 1, 2025	$ 10,200,000
Provision for doubtful accounts	1,737
Charge-offs	(1,069)
Recoveries	-
Balance, December 31, 2025	$ 10,200,668

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses that include investment banking expenses, accounts payable and employee benefits.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses and commissions. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to the Company's business, and the Company's performance.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, equipment and artwork. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Artwork is recorded and held at cost. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. As of December 31, 2025, the Company did not have an impairment of long-lived assets.

Principles for Consolidation

The Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by ASC Topic 810, *Consolidation* (ASC 810). A variable interest entity (VIE) is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the VIE. The Company's variable interests in VIEs include privately held equity and convertible note investments. The Company has determined that it does not meet the definition of a primary beneficiary in accordance with ASC 810. As such, the investments are not consolidated and are recorded as Private Investments at fair value on the statement of financial condition. The maximum exposure to loss often differs from the carrying value of the variable interests as the maximum exposure to loss is dependent on the nature of the variable interests. The Company's maximum exposure cannot be quantified but would be limited to the investment amount and the notional amounts of certain commitments and guarantees. See Note 3 for fair value considerations over the convertible notes and the privately held equities.

Leases

The Company recognizes and measures its leases in accordance with ASC Topic 842, *Leases*. ASC 842 requires leases longer than 12 months to recognize a right-of-use (ROU) asset and a lease liability on the statement of financial condition. The Company leases office space in various locations under non-cancelable operating leases that expire during various times through July 2039. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are modified. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment. The Company has elected to account for a short-term lease by recognizing the lease payments in profit or loss on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payment is incurred.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company initially recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease based on the net present values with the lease terms including options to extend or terminate the lease when the Company is reasonably certain that the options will be exercised. The ROU assets include any prepaid lease payments and initial direct costs, less any lease incentives. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income State Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of the standard on its disclosures.

In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), Financial Instruments–Credit Losses. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. The Company is currently evaluating the impact of the standard on its statement of financial condition.

In September 2025, the FASB issued ASU No. 2025-07 ("ASU 2025-07"), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods, with early adoption permitted. The Company is currently evaluating the impact of the standard on its disclosures.

3. Fair Value of Financial Instruments

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Equities - Equities are U.S. exchange listed equities with values based on quoted market prices in active markets for identical assets are classified within Level 1 of the fair value hierarchy. Restricted equities for which trading activity may not be readily observable are stated at fair value and classified within Level 2 of the fair value hierarchy. The estimated fair value assigned by management is determined based on quotations provided by published pricing services.

Municipal bonds - Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or (3) in certain instances securities are valued principally using dealer quotations.

Municipal bonds are categorized in Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

3. Fair Value of Financial Instruments (continued)

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. government securities - U.S. government securities that are measured based on quoted market prices are categorized in Level 1 of the fair value hierarchy. Valuation adjustments are not applied.

Mortgage-Backed Securities - Mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy. As of December 31, 2025, the firm had $925,760 in Mortgage-Backed Securities.

Derivative contracts - Derivative contracts are exchange-traded derivatives, such as futures contracts, that are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. Fair values for futures contracts are based on quoted market prices. These instruments are recorded at fair value based on industry standard pricing services. As of December 31, 2025, the firm had no Derivative contracts.

Private investments - Private investments include convertible notes and privately held equities. As these instruments do not have readily determinable fair values, the private investments are classified within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., implied enterprise value/revenue, price/earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the Company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured instrument and the comparable instrument (e.g., issuer market capitalization, yield, dividend rate, geographical concentration). The fair value of any one instrument may be determined using multiple valuation techniques. Valuation adjustments may be made for liquidity and for counterparty and the Company's credit quality. The convertible notes are valued using discounted cash flow techniques by discounting expected future cash flow to be received to present value at a rate that is reflective of the issuer's cost of capital (e.g., internal rate of return). One privately held equity investment is valued using the net asset methodology which primarily represents the Company's capital account activities with its share of operating results of the investee entity. The remaining privately held equity investments are valued using the market approach which takes into consideration cost, the account terms and liquidity, developments since the acquisition of the investment, the sale price of recently issued similar securities, the financial condition and operating results of the issuer, earnings trends, and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

3. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Description	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Municipal bonds	$ -	$ 10,195,170	$ -	$ 10,195,170
Corporate bonds	-	971,504	-	971,504
Government securities	925,760	-	-	925,760
Private Investments:				
Convertible notes	-	-	2,516,238	2,516,238
Privately held equities	-	-	1,907,880	1,907,880
	$ 925,760	$ 11,166,674	$ 4,424,118	$ 16,516,552
Liabilities				
Financial Instruments sold, not yet purchased:				
Corporate bonds	$ -	$ 813,320	$ -	$ 813,320
Government securities	2,451,129	-	-	2,451,129
	$ 2,451,129	$ 813,320	$ -	$ 3,264,449

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs, and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weights may be applied to industry standard models representing standard valuation metrics such as market multiples, comparative transactions, and changes in the market environment for similar investments. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements, as of reporting date. The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

There were no transfers between the Company's Levels 1, 2 and 3 classified instruments during the year ended December 31, 2025.

3. Fair Value of Financial Instruments (continued)

The following table summarizes information about the significant unobservable inputs and ranges used in the fair value measurement of the Company's Level 3 financial instruments as of December 31, 2025:

	Fair Value at December 31, 2025	Valuation Techniques	Significant Unobservable Input	Range	Weighted Average [1]
Convertible notes	$ 2,516,238	Discounted cash flow approach	Discount Rate	12%	12%
Privately held equity	924,563	Net asset methodology	Transaction Price	N/A	N/A
Privately held equities	983,317	Market approach	Transaction Price	$0.40-$416.67	$96.00
Total Level 3	$ 4,424,118				

[1] Unobservable inputs were weighted by the relative fair value of the financial instruments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended December 31, 2025:

	Beginning Balance	Realized/ Unrealized gains/(losses)	Purchases	Redemption	Net transfers into (out of) Level 3	Ending Balance
Structured note	$ 683,985	$ (435,985)	$ -	$ (248,000)	$ -	$ -
Convertible notes	7,181,636	(1,635,398)	-	(3,030,000)	-	2,516,238
Privately held equities	1,330,361	-	577,519	-	-	1,907,880
Total	$ 9,195,982	$ (2,071,383)	$ 577,519	$ (3,278,000)	$ -	$ 4,424,118

The structured note reduction is a non-cash tax credit of $659,849, which includes interest, that was subsequently distributed to the Parent through member's equity.

4. Securities Purchased and Sold under Agreements to Resell and Repurchase

The Company enters into reverse repo and repo transactions to engage in U.S. Agency mortgage-backed and U.S. Treasury matched book trading activities. The Company receives cash or securities as collateral under reverse repo and repo agreements. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. These repledged and pledged securities transactions are in the normal course of business.

At December 31, 2025, the approximate fair value of securities received as margin that could be sold or repledged by the Company was $13,884,959, which was substantially rehypothecated to third parties.

As of December 31, 2025, the Company pledged $18,662,254 of U.S. government securities obtained under resale agreements to the FICC to meet clearing deposit requirements.

Fair value of the securities purchased and sold under agreements to resell and repurchase approximates the carrying values as the collateral consists of short-term government backed securities.

4. Securities Purchased and Sold under Agreements to Resell and Repurchase (continued)

The following table presents obligations for repurchase agreements by remaining contractual maturity at December 31, 2025. Amounts are shown on a gross basis, prior to netting shown on the Company's statement of financial condition.

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
			(In millions)		
Securities sold under repurchase agreements	$ 6,009	$ 550	$ -	$ -	$ 6,559

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45 are satisfied. The following table presents the gross and net resale and repurchase agreements and the related offsetting amounts as of December 31, 2025 permitted under ASC 210-20-45.

	Gross amounts of recognized assets/liabilities	Gross amounts offset on the statement of Financial Condition	Net amounts of assets/liabilities included on the statement of financial condition
		(In millions)	
Securities purchased under resell agreements	$ 6,371	$ (406)	$ 5,965
Securities sold under repurchase agreements	$ 6,559	$ (406)	$ 6,153

5. Fixed Assets

Fixed assets consisted of the following as of December 31, 2025:

Furniture and fixtures	$	1,525,589
Equipment		1,714,727
Leasehold improvements		608,611
Artwork		405,573
		4,254,500
Less:		
Accumulated depreciation-furniture and fixtures		(1,525,589)
Accumulated depreciation-equipment		(1,714,727)
Accumulated depreciation-leasehold improvements		(75,258)
Fixed assets, net	$	938,926

6. Financing

The Company enters into a revolving line of credit agreement for a total commitment amount of $50 million to obtain supplemental liquidity for the clearance and settlement of repurchase, securities lending and other transactions. The revolving line of credit bears interest on the outstanding principal amount at a rate per annum equal to the Federal Funds effective rate plus 3.5%. The current credit facility expires on October 9, 2026. In addition, the Company maintains a demand revolving line of credit facility for advances up to $75 million on which it intermittently draws based on business needs. The demand line of credit is offered at an interest rate per annum equal to 2.45% plus the upper limit of the Federal Funds target range with an additional non-refundable facility fee at the rate of 0.125% per annum on the total commitment amount. Both lines of credit facilities are provided by large financial institutions and collateralized by securities and other properties as specified in their respective agreements. As of December 31, 2025, the Company had no outstanding borrowings under the aforementioned credit facilities.

7. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

8. Leases

The components of lease cost for the year ended December 31, 2025 are as follows:

Operating Lease Cost	$	937,260
Variable Lease Cost		1,706,480
Short-Term Lease Cost		344,933
Total lease cost	$	2,988,673

Other information related to leases as of December 31, 2025 was as follows:

Weighted average remaining lease term:
       Operating leases   13.59 years

Weighted average discount rate:
       Operating leases   4.46%

8. Leases (continued)

Future lease payments under non-cancelable operating leases as of December 31, 2025, for the remaining lease term by year and in the aggregate are:

2026	$	836,334
2027		1,031,760
2028		1,057,583
2029		1,083,928
2030		1,111,006
Thereafter		10,749,950
Total 2025 minimum lease payments	$	15,870,561
Less imputed Interest		(4,178,081)
Present Value of Lease Payments	$	11,692,480

9. Related Party

The Company has an expense sharing agreement with the Parent. For the year ended December 31, 2025, the Company receives and provides certain services and personnel necessary for the operation of the business to Loop Capital, LLC. At December 31, 2025, the Company had a receivable of $231,144 due from Loop Capital, LLC included in due from affiliates on the statement of financial condition.

The Company collaborates with Loop Capital Financial Consulting Services, an affiliate, on different engagements for clients.

In the ordinary course of business, the Company transacts business with and incurs amounts due from and payable to other affiliates. At December 31, 2025, the Company had receivables from Loop Capital Financial Consulting Services and Loop Capital Investment Management, LLC in the amount of $16,475 and payable to Loop Capital Asset Management-TCH LLC in the amount of $7,213, which were included in due from affiliates and due to affiliates, respectively, on the statement of financial condition.

10. Off-Balance Sheet and Credit Risk

Guarantees

In July 2021, the Company's privately held equity investment entered into a loan agreement with a borrowing capacity of $11.6 million. The Company provided a guarantee of up to 44% of the privately held equity's obligations under the loan facility through a guaranty agreement. In accordance with ASC Topic 460, *Guarantees*, a guarantor is required to disclose a contingent component of a guarantee only if the guarantee is probable. As the Company determined that there is no indication that the privately held equity investment will not repay the loan, the guarantee is not considered probable.

10. Off-Balance Sheet and Credit Risk (continued)

Guarantees (continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, future commission merchants and other financial institutions. Amounts due to broker-dealers, if any, and financial instruments sold, not yet purchased, are collateralized by securities owned and cash on deposit with the Company's clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal account loaned under resale agreements.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk. The Company uses exchange-traded foreign currency futures to hedge interest rates and market risks associated with fixed income securities.

The Company is a member of FICC, a clearing organization that trades and clears securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

11. Commitments and Contingent Liabilities

The Company executes and clears customer transactions with another broker-dealer on a fully disclosed basis, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

A commercial bank issued a standby letter of credit on behalf of the Company to a landlord for a Chicago, Illinois operating lease in the amount of $1,750,000.

In the ordinary course of business, the Company may be named as a defendant in, or be a party to, various pending and threatened legal proceedings. The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. Operating Segment

The Company has identified James Reynolds, Jr., CEO of Loop Capital Markets LLC, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM manages the Company as a single line of business, a securities broker dealer, that is considered a single reportable segment entity.

13. Regulatory Requirements

As a registered broker-dealer, the Company is subjected to the Uniform Net Capital Rule 15c3-1 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital, as defined by SEA Rule 15c3-1(a)(4), is equal to the greater of $250,000 or 2 percent of aggregated debits arising from customer transactions as shown in the Computation for Determination of Customer Account Reserve Requirements pursuant to SEA Rule 15c3-3. As of December 31, 2025, the Company had net capital and net capital requirements of $57,502,344 and $250,000, respectively. The minimum net capital may effectively restrict the payment of distributions.

As a clearing firm, the Company is also subject to SEA Rule 15c3-3, which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions. As of December 31, 2025, the Company was not required to and did not hold any customer money or securities.

Certain advances to the Parent, dividend payments and other equity withdrawals are subject to notification and other provisions of the SEC Rule.

14. Subsequent Events

The Company is required by accounting literature ASC Topic 855, *Subsequent Events,* to evaluate whether events have occurred after the statement of financial condition date but before the date the report is issued require disclosure. The Company has determined that there were no additional subsequent events requiring adjustment or disclosure through February 27, 2026, the date of issuance.